UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MIDWEST HOLDING INC.

(Name of Issuer)

Class C Preferred Stock1

(Title of Class of Securities)

59833J107

(CUSIP Number)

☐	Solicitation Pursuant to § 240.14a-2(b)(7)

☐	Solicitation Pursuant to § 240.14a-2(b)(8)

☐	Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒	Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant’s Governing Documents

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[1]	The Class C Preferred Stock votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis.

1	NAME OF REPORTING PERSONS Xenith Holdings LLC, a Delaware limited liability company (“Xenith”)
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE) Xenith Holdings LLC c/o Vespoint LLC 1075 Old Post Road Bedford, New York 10506
3

AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

4

NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

1	Name of reporting persons Vespoint LLC, a Delaware limited liability company and the managing member of Xenith (“Vespoint”)
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) Xenith Holdings LLC c/o Vespoint LLC 1075 Old Post Road Bedford, New York 10506
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

1	Name of reporting persons A. Michael Salem, a U.S. citizen and Co-Chief Executive Officer of Vespoint (“Salem”)
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) Xenith Holdings LLC c/o Vespoint LLC 1075 Old Post Road Bedford, New York 10506
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

1	Name of reporting persons Michael W. Minnich, a U.S. citizen and Co-Chief Executive Officer of Vespoint (“Minnich”) Xenith, Vespoint, Salem and Minnich, collectively, are the “Reporting Persons”
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) Xenith Holdings LLC c/o Vespoint LLC 1075 Old Post Road Bedford, New York 10506
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

SCHEDULE 14N

Item 1(a). Name of Registrant

Midwest Holding Inc., a Nebraska corporation (the “Issuer”).

Item 1(b). Address of Registrant’s Principal Executive Officers

The address of the principal executive offices of the Issuer is:

2900 South 70th Street, Suite 400

Lincoln, Nebraska 68506

Item 2(a). Name of Person Filing

Xenith Holdings LLC, a Delaware limited liability company (“Xenith”)

Vespoint LLC, a Delaware limited liability company and the managing member of Xenith (“Vespoint”)

A. Michael Salem, a U.S. citizen and Co-Chief Executive Officer of Vespoint (“Salem”)

Michael W. Minnich, a U.S. citizen and Co-Chief Executive Officer of Vespoint (“Minnich”)

Xenith, Vespoint, Salem and Minnich, collectively, are the “Reporting Persons”

Item 2(b). Address or Principal Business Office or, If None, Residence

For each of the Reporting Persons:

Xenith Holdings LLC

c/o Vespoint LLC

1075 Old Post Road

Bedford, New York 10506

Item 2(c). Title of Class of Securities

Class C Preferred Stock. The 1,500,000 shares of Class C Preferred Stock votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

Item 2(d). CUSIP No.

59833J107

Item 3. Ownership

(a)

Amount of securities held and entitled to be voted on the election of directors (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group): 1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis. The Class C Preferred Stock has 72,854,474 votes.

(b)

The number of votes attributable to the securities referred to in paragraph (a) of this Item: All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuer’s governing documents, the 1,500,000 shares of Class C Preferred Stock votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis and has 72,854,474 votes.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)

The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 1,500,000 shares of Class C Preferred Stock that votes with the Issuer’s Voting Common Stock, $0.001 par value per share as a single class on an “as converted” basis and has 72,854,474 votes, which constitutes approximately 76.12% of the aggregate number of votes derived from all classes of securities of the registrant that are entitled to vote on the election of directors.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a) The Reporting Persons have nominated each of Scott Morrison, Mark Oliver, A. Michael Salem, Michael W. Minnich and Sachin Goel (collectively, the “Nominees” and each a “Nominee”) to the Board of Directors (the “Board”) of the Issuer at its pending 2019 annual meeting of shareholders (the “Annual Meeting”). The Nominees have consented to be named in the Issuer’s proxy statement and form of proxy and, if elected, to serve on the Issuer’s Board.

(b)-(d)

The participants in the solicitation are the Reporting Persons and each Nomine (collectively, the “Participants” and each a “Participant”). The nomination of the Nominees is to be made in the Issuer’s proxy materials pursuant to the proxy access procedures set forth in Issuer’s Bylaws and the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission rules and regulations. The cost of distribution thereof shall be borne by the Issuer.

The business address of each of the Reporting Persons is 1075 Old Post Road, Bedford, New York 10506. The addresses of the Nominees are as follows: Mr. Oliver – 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506; Mr. Salem – 1075 Old Post Road, Bedford, New York 10506; Mr. Minnich – 1075 Old Post Road, Bedford, New York 10506; Mr. Goel – 401 North Michigan Avenue, Chicago, Illinois 60611; Mr. Morrison – 5524 Bees Cave Road, Suite K-1, Austin, Texas 78746.

Information relating to each of the Nominees is set forth below.

A. MICHAEL SALEM: Mr. Salem, age 38, was nominated by Xenith to fill one of its slots on the Board. It is anticipated he will be named Chief Executive Officer of Midwest on April 30, 2019. He has served as Chairman of American Life since June 2018. Mr. Salem is Founder and Co-Chief Executive Officer of Vespoint LLC, ultimate controlling party of the Company since 2018. In addition, he has served as managing member of AMS Advisors LLC since January 2011. From July 2013 to August 2017, he was Co-Founder, Managing Principal and Co-Head of Advisory Capital at Vaubridge LLC.

MARK A. OLIVER: Mr. Oliver, age 60, has served on the Board since 2010 and was nominated by Xenith to fill one of its slots. Mr. Oliver was the Chairman and a member of the Board of Directors of Midwest’s primary life insurance subsidiary, American Life and Security Corp. (“American Life”) from March 2017 through June 28, 2018. He served as CEO since that company received its Certificate of Authority from the Nebraska Department of Insurance on September 1, 2009 until June 28, 2018. Since June 28, 2018, Mr. Oliver has served as Vice President and Secretary of American Life and remains on its Board of Directors. Mr. Oliver also serves as President and a Director of Midwest. From October 2015 through March 2019, he served as Chairman and CEO of Midwest. Beginning March 30, 2019, he was named President and Director. From 1984 until June 2007 Mr. Oliver was employed by Citizens, Inc., a life insurance holding company with principal offices in Austin, Texas, serving as its President and in various other executive capacities since 1997. He serves as a Director and Treasurer of Pacific Northwest. Additionally, he serves as Chairman and Chief Executive Officer of the Board of New Mexico Capital Corp.

MICHAEL W. MINNICH: Mr. Minnich, age 47, was nominated by Xenith to fill one of its slots on the Board and, if elected, will replace Todd Boeve. It is anticipated he will be named Executive Chairman of Midwest on April 30, 2019. Mr. Minnich was named President and a member of the Board of American Life in June 2018. Mr. Minnich was founder and Co-Chief Executive of Vespoint Capital LLC with Mr. Salem in 2018. Since July 2010, he has been Managing Member of Rendezvous Capital LLC, a New York firm advising issuers on capital and investments. From February 2013 to May 2017, he as Chief Investment Officer of A-Cad.

SACHIN GOEL: Mr. Goel, age 38,was nominated by Xenith to fill one of its slots on the Board. Mr. Goel is a Managing Director on the investment team and leads the capital markets activity for Brightwood Capital Advisors, LLC in New York. He joined Brightwood in 2013. Prior to joining Brightwood, Mr. Goel was a Managing Director in Macquarie Capital USA’s credit trading division from 2009-2013, where he was responsible for a portfolio of distressed and high-yield corporate credits.

SCOTT MORRISON. Mr. Morrison, age 45, has served on the Board since 2015 and was nominated by Xenith to fill one of its slots on the Board. Since 2006, Mr. Morrison has been Managing Partner of Oaks, Hartline & Daly law firm in Austin, Texas. Mr. Morrison is Texas board certified in estate planning and probate law. He practices law in the areas of estate administration and planning, probate and general business law. He has been named a “Texas Rising Star” by both Law and Politics Media, Inc. and Texas Monthly magazine. Mr. Morrison served on the Board of American Life from 2015 to June 28, 2018.

Except as otherwise set forth in this Schedule 14N (including Exhibit B hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries.

With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominees or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Persons and their affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Persons or any of their affiliates or associates.

(e) Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interests in any contract or agreement between the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) material pending or threatened legal proceedings in which the Participants are a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between the Participants, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

(f) The Participants are not publishing soliciting materials on any web site.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

[signature page follows]

Item 8. Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.

Date: April 26, 2019

XENITH HOLDINGS LLC

By: Vespoint LLC, its managing member

By:	/s/ Michael W. Minnich
	Name:	Michael W. Minnich
	Title:	Co-Chief Executive Officer

VESPOINT LLC

By:	/s/ Michael W. Minnich
	Name:	Michael W. Minnich
	Title:	Co-Chief Executive Officer

/s/ A. Michael Salem
A. Michael Salem

/s/ Michael W. Minnich
Michael W. Minnich

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.14n-1(b)(1), the undersigned acknowledge and agree that the attached Schedule 14N is being filed on behalf of each of the undersigned.

Dated: April 26, 2019

XENITH HOLDINGS LLC

By: Vespoint LLC, its managing member

By:	/s/ Michael W. Minnich
	Name:	Michael W. Minnich
	Title:	Co-Chief Executive Officer

VESPOINT LLC

By:	/s/ Michael W. Minnich
	Name:	Michael W. Minnich
	Title:	Co-Chief Executive Officer

/s/ A. Michael Salem
A. Michael Salem

/s/ Michael W. Minnich
Michael W. Minnich

A-1

EXHIBIT B

TRANSACTIONS IN SECURITIES OF THE ISSUER

DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)		Date of Purchase/Sale
Purchase of Series C Preferred Stock	1,5000,000	[2]	June 28, 2018
Issuance of Senior Secured Convertible Promissory Note	$500,000	[3]	June 28, 2018
Issuance of Senior Secured Convertible Promissory Note	$100,000	[4]	June 28, 2018
Issuance of Senior Secured Convertible Promissory Note	$1,000,000	[5]	October 10, 2018
Issuance of Senior Secured Convertible Promissory Note	$17,500,000	[6]	December 7, 2018

[2]	Convertible into 72,854,474 shares of Voting Common Stock, $0.001 par value per share (“Common Stock”)
[3]	Convertible into 24,284,825shares of Common Stock
[4]	Convertible into 4,856,965shares of Common Stock
[5]	Convertible into 48,569,650shares of Common Stock
[6]	Convertible into 849,968,875 shares of Common Stock

B-1